                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is the transcript of a video message to Compaq employees from Peter Blackmore, Executive Vice President, Sales and Services, of Compaq which was posted on Compaq's internal intranet for United Kingdom employees on October 23, 2001:

                       PETER BLACKMORE VIDEO - 4Q MESSAGE

(Compaq Inspiration Technology Logo)
(Peter Blackmore on camera)


Hello everybody, it's a pleasure to talk to you today, even though it's by video. I've been in Europe twice in the last month, immediately after the merger I was in the U.K. with Rene and his management team, and it was my first port of call. It's one of our most important subsidiaries; 10% of Compaq's worldwide revenues. And then I was back again last week at the European management meeting and saw many of my colleagues in Europe again. The purpose of my message today is really to ask you to focus very hard on quarter four and also to update you where we are as a company, and also where we are with the merger with Hewlett Packard.

First of all let's look at quarter four and the mutual challenges we face. Clearly you don't need me to tell you that the market has never been this tough. I've been in our industry many years, and this is as hard as I've seen it. And I think it's a tribute to all of you for the energy, professionalism, and just tremendous tenacity you're showing to make sure that you're producing the results. Quarter three was a tough quarter for us. We would have done better had we not had the shipment difficulties in the last two weeks of the quarter which prevented us from shipping well over 100,000 computers worldwide, which we have secured orders for. But nevertheless, the results in U.K., Europe and around the world were a tribue to all of you, and personally, my sincere thanks for all your hard work in quarter three.

Moving to quarter four, what I would like is that we are even more aggressive in the market. We have given you tools to do that, whether it's pricing; whether it's investment protection letters for the Storageworks products. There's a new investment protection program for the whole of the Alpha, Unix and Open VMS range that comes out in the next week; there's the lifecycle management for the Access products. We've given you a whole range of tools and capabilities to take the argument to the competition and be even more effective. At any time if you need the help of any manager in Compaq -- whether it's myself, Michael Capellas, Jeff Clarke, Mary McDowell, Howard Elias, Mark Lewis, Mike Winkler, just anyone -- you have only to ask. It can be a phone call, it can be an actual visit to the customer as long as we have some notice, obviously. We are here to help. We want you to close as much business as you can in quarter four. It's just very, very important. We need to maintain the top line revenue of Compaq and we need to maintain or grow market share in any area that we can, so it's a very clear message to the field. That's what I'd like you to do, and I have no doubt that the energy and capability that you show - we will get this done.

In terms of the merger, turn that to your advantage. Every company in our industry is challenged at the moment. And what I mean by turn it to the advantage is as follows: we have just won a billion-dollar order at U.S. Postal. This is a huge endorsement of Compaq. It's also an endorsement of the merger, and customers are seeing the strategic value of what the combination of the two companies can be. And obviously, a billion-dollar order, you're not shipping that in quarter four, nothing like it. It's over five years, and therefore they are not endorsing just Compaq today, they're endorsing the merger going forward.

I have talked to literally hundreds of large corporate customers and without exception they see the value in what we're doing. They see the synergies in bringing the two companies together, they see the strength in an even more capable, larger services organization with huge critical mass. They see the strengthening of the Unix portfolio, the strengthening of the storage portfolio, and obviously the industry standard servers will go from strength to strength, Himalaya is unchanged, and the Access devices, we have even greater critical mass. They do have questions about the roadmap. We have been as specific as we can, given the regulatory rules that we work in in this pre-merger stage, as to what that roadmap will be, and we've also put in investment protection. The commitment to the customers is we will absolutely look after them, now and in the future, and hence the investment protection is very, very real and something to use to your advantage. So what I'm saying is that rather than be defensive about the merger, be aggressive. This creates the strongest IT company in the world. Compaq has every reason to hold its head high up now. We're a world-class company stand-alone, our customers are committed to us, but together, in the future with Hewlett Packard, we're giving so much more. And the customers do get this.

Other things to use to your advantage -- the Meta Group, the Forrester Group, IDC, Seybold --all have very positive reports. Gartner initially came out with a pretty negative report, the reports that should be in your hands now are much, much stronger. I'd say they're neutral-to-positive, much more balanced. Again, use that to your advantage. I think the community sees the potential of this. Where they challenge us, quite rightly, is for goodness sake, get the integration done well and in the pre-merger stage, stay focused on the customer. So, our job in the field is to absolutely stay focused on the customer, and then for the integration, our commitment to our customers and our commitment to you is that at the close date we will have the product roadmap 100% agreed, we will have country managers named and in place, obviously then region managers named and in place. We will select the account teams for all the large national and global accounts prior to the merger. If there's any doubt, we'll ask the customer, and that way we're showing our commitment to you and the commitment to the customer.

The final thing for the sales and service customer-facing part of the organization, this is not where we're looking for synergies. We need all of the horsepower, all of the capabilities, all of the people that we have today. We can't promise that every individual will be in exactly the same job, but the objective is not to cut the sales force or the services organization that are customer facing. The objective is to improve our critical mass in the field and be an even stronger and more capable IT organization.

So I know that the market's challenged. I know that you're up to the challenge. So please go win this battle, you've got our full support and commitment to do it. Thank you very much.


FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.